Exhibit 99.1

KNOT Offshore Partners LP announces swap of Dan Sabia for Live Knutsen

Exchange results in exit of smaller-scale, 2012-built Dan Sabia from KNOP and addition of 2021-built, industry-standard Suezmax shuttle tanker Live Knutsen

Fixed charter through 2026 and subsequent rate continuation guarantee from KNOT ensure contracted revenues from newly acquired vessel until 2029

February 27, 2025

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”)

The Partnership announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has entered into agreements with our Sponsor, Knutsen NYK Offshore Tankers AS (“KNOT”), to simultaneously:

•	acquire from KNOT the shuttle tanker, Live Knutsen (the “Live Knutsen Acquisition”); and

•	sell to KNOT the shuttle tanker, Dan Sabia (the “Dan Sabia Sale” and, together with the Live Knutsen Acquisition, the “Transaction”).

These transactions will be effected by the purchase and sale of the entities which own the respective vessels. The purchase price for the Live Knutsen Acquisition is $100 million less $73.39 million of outstanding debt plus $0.35 million of capitalized fees related to the credit facility secured by the Live Knutsen. The sale price for the Dan Sabia Sale is $25.75 million. These purchase and sale prices are due to be set off, with the result that a net payment of $1.21 million is due to be paid by the Partnership to KNOT, subject to customary adjustments relating to working capital. Completion is expected to take place on February 28, 2025.

The Live Knutsen, a 153,000-deadweight ton DP2 Suezmax class shuttle tanker, was built by COSCO Shipping Heavy Industry and delivered in 2021. The vessel is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in November 2026, and for which the charterer holds options for a further 6 years. As a term of the Transaction, KNOT has effectively guaranteed the hire rate for the vessel until November 2029 on the same basis as if Galp Sinopec had exercised its option through such date, thus providing the Partnership with approaching 5 years of fixed employment for Live Knutsen.

The Transaction was approved by the Partnership’s Board of Directors and independent Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Derek Lowe, CEO of the Partnership, commented, “We are pleased to have once again agreed a vessel swap that grows and concentrates our fleet in the most in-demand shuttle tanker class, reduces our average fleet age, and improves our long-term charter pipeline, all without a requirement for new funding. Our focus remains on securing long-term employment with high-quality counterparties that provide the Partnership with stable, predictable cashflows, and we are confident that strong operational performance and the successful execution of our strategy support value creation for our unitholders in the quarters and years ahead. The Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term, sustainable distribution.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward looking statements

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP
Derek Lowe
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP